SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF MARCH 31, 2023

AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
B2B	Business to Business
B2C	Business to Consumer
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Argentine Nation Bank (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
BONAR	Argentine Treasury Bonds (Bonos de la Nación Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CDS	Associate Central Dock Sud S.A.
CGU	Cash-Generating Units
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CPI	Consumer Price Index published by INDEC
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint Venture CT Barragán S.A.
Dollar	United States Dollar
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A. “IEASA”)
FACPCE	Argentine Federation of Professional Councils in Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas)
FASB	Financial Accounting Standards Board
FOB	Free on board
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
Gas Austral	Associate Gas Austral S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
IIBB	Turnover tax (Impuesto a los ingresos brutos)
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
JO	Joint operation
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550 (T.O. 1984), as amended
LNG	Liquified natural gas
LPG	Liquefied Petroleum Gas
MBtu	Million British thermal units
MEGA	Joint Venture Company Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining (Ministerio de Energía y Minería)
NO	Negotiable Obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
OLCLP	Joint Venture Oleoducto Loma Campana – Lago Pellegrini S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Joint Venture OleoductoTrasandino (Argentina) S.A.
OTC	Joint Venture OleoductoTrasandino (Chile) S.A.
PEN	National Executive Power (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
ROD	Record of decision
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SE	Secretariat of Energy (Secretaría de Energía)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10.
Sustentator	Joint Venture Sustentator S.A.
Termap	Associate Terminales Marítimas Patagónicas S.A.
TFN	National Fiscal Tribunal (Tribunal Fiscal de la Nación)
UNG	Unaccounted Natural Gas
US$	United States Dollar
US$/Bbl	Dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value Added Tax
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
YTEC	Subsidiary YPF Tecnología S.A.
Y-LUZ	Subsidiary Y-LUZ Inversora S.A.U. controlled by YPF EE
WEM	Wholesale Electricity Market
WI	Working interest

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year number 47

Beginning on January 1, 2023.

Principal business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the study, exploration, development and production of oil, natural gas and other minerals and refining, commercialization and distribution of oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume A, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109, Book 113, Volume A, Sociedades Anónimas, with the above mentioned Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 30, 2021 registered with the Argentine Registrar of Companies (Inspección General de Justicia) on August 5, 2021 under No. 12,049, Book 103 of Corporations.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930

PABLO GERARDO GONZÁLEZ President

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022 (UNAUDITED)
(Amounts expressed in millions of pesos)

	Notes	March 31, 2023	December 31, 2022
ASSETS
Non-current assets
Intangible assets	8	79,182	68,052
Property, plant and equipment	9	3,767,050	3,100,306
Right-of-use assets	10	112,591	95,748
Investments in associates and joint ventures	11	376,546	337,175
Deferred income tax assets, net	18	3,341	3,010
Other receivables	13	43,202	36,468
Trade receivables	14	1,101	1,027
Investment in financial assets	15	35,015	35,664

Total non-current assets		4,418,028	3,677,450

Current assets
Inventories	12	389,389	307,766
Contract assets	25	1,874	148
Other receivables	13	134,489	143,231
Trade receivables	14	275,518	266,201
Investment in financial assets	15	58,878	56,489
Cash and cash equivalents	16	211,905	136,874

Total current assets		1,072,053	910,709

TOTAL ASSETS		5,490,081	4,588,159

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		6,411	6,306
Retained earnings		2,250,866	1,844,724

Shareholders’ equity attributable to shareholders of the parent company		2,257,277	1,851,030

Non-controlling interest		20,997	17,274

TOTAL SHAREHOLDERS’ EQUITY		2,278,274	1,868,304

LIABILITIES
Non-current liabilities
Provisions	17	451,578	455,213
Deferred income tax liabilities, net	18	330,402	306,708
Income tax liability	18	4,318	4,588
Taxes payable	19	177	185
Salaries and social security	20	437	215
Lease liabilities	21	55,850	48,224
Loans	22	1,301,199	1,053,196
Other liabilities	23	20,737	3,302
Accounts payable	24	1,492	1,319

Total non-current liabilities		2,166,190	1,872,950

Current liabilities
Provisions	17	102,946	34,981
Contract liabilities	25	19,683	13,577
Income tax liability	18	5,376	4,711
Taxes payable	19	30,648	30,660
Salaries and social security	20	44,250	52,622
Lease liabilities	21	62,226	52,061
Loans	22	231,479	201,808
Other liabilities	23	11,743	2,359
Accounts payable	24	537,266	454,126

Total current liabilities		1,045,617	846,905

TOTAL LIABILITIES		3,211,807	2,719,855

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		5,490,081	4,588,159

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)
(Amounts expressed in millions of pesos, except per share information, expressed in pesos)

		For the three-month period ended March 31,
	Notes	2023	2022
Net income
Revenues	25	820,325	401,451
Costs	26	(646,516)	(303,142)

Gross profit		173,809	98,309

Selling expenses	27	(82,750)	(40,506)
Administrative expenses	27	(30,970)	(14,774)
Exploration expenses	27	(3,698)	(1,123)
Other net operating results	28	(1,435)	(1,457)

Operating profit		54,956	40,449

Income from equity interests in associates and joint ventures	11	16,946	12,229

Financial income	29	116,187	32,110
Financial costs	29	(135,742)	(43,037)
Other financial results	29	24,007	6,332

Net financial results	29	4,452	(4,595)

Net profit before income tax		76,354	48,083

Income tax	18	(17,754)	(21,666)

Net profit for the period		58,600	26,417

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(17,650)	(3,835)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		24,400	8,378
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF		344,515	71,406

Other comprehensive income for the period		351,265	75,949

Total comprehensive income for the period		409,865	102,366

Net profit / (loss) for the period attributable to:
Shareholders of the parent company		58,566	26,603
Non-controlling interest		34	(186)
Other comprehensive income for the period attributable to:
Shareholders of the parent company		347,576	74,645
Non-controlling interest		3,689	1,304
Total comprehensive income for the period attributable to:
Shareholders of the parent company		406,142	101,248
Non-controlling interest		3,723	1,118
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	32	149.60	67.69

(1)	Result associated to subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1) to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)
(Amounts expressed in millions of pesos)

	For the three-month period ended March 31, 2023
	Shareholders’ contributions
	Capital	Adjustment to capital	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares (2)		Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,915	6,072	18	29	289		(4,499)		(158)	640	6,306
Accrual of share-based benefit plans (3)	-	-	-	-	109		-		-	-	109
Settlement of share-based benefit plans	-	-	-	-	(1)		(2)		(1)	-	(4)
Other comprehensive income	-	-	-	-	-		-		-	-	-
Net profit for the period	-	-	-	-	-		-		-	-	-

Balance at the end of the period	3,915	6,072	18	29	397		(4,501)		(159)	640	6,411

	Retained earnings								Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses		Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	139,275	-	-	-	704,235		1,001,214	(4)	1,851,030	17,274	1,868,304
Accrual of share-based benefit plans (3)	-	-	-	-	-		-		109	-	109
Settlement of share-based benefit plans	-	-	-	-	-		-		(4)	-	(4)
Other comprehensive income	24,975	-	-	-	130,440		192,161		347,576	3,689	351,265
Net profit for the period	-	-	-	-	-		58,566		58,566	34	58,600

Balance at the end of the period	164,250	-	-	-	834,675	(1)	1,251,941	(4)	2,257,277	20,997	2,278,274

(1)

Includes 934,904 corresponding to the effect of the translation of the shareholders’ contributions (see Note 36), (316,556) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar (which includes (217,896) corresponding to the effect of the translation to YPF’s presentation currency) and 216,327 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency (which includes 105,942 corresponding to the effect of the translation to YPF’s presentation currency). See Note 2.b.1) to the annual consolidated financial statements and Note 2.b).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 38.
(4)

Includes 14,199 and 12,040 restricted to the distribution of unappropiated retained earnings and losses as of March 31, 2023 and December 31, 2022, respectively. See Note 2.b.16) to the annual consolidated financial statements.

PABLO GERARDO GONZÁLEZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023 AND 2022 (UNAUDITED) (cont.)
(Amounts expressed in millions of pesos)

	For the three-month period ended March 31, 2022
	Shareholders’ contributions
	Capital	Adjustment to capital	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares (2)	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,931	6,095	2	6	372		(493)	(49)	640	10,504
Modification to the balance at the beginning of the fiscal year (4)	-	-	-	-	-		-	-	-	-

Balance at the beginning of the fiscal year modified	3,931	6,095	2	6	372		(493)	(49)	640	10,504
Accrual of share-based benefit plans (3)	-	-	-	-	53		-	-	-	53
Settlement of share-based benefit plans	-	-	-	-	(9)		1	6	-	(2)
Other comprehensive income	-	-	-	-	-		-	-	-	-
Net profit / (loss) for the period	-	-	-	-	-		-	-	-	-

Balance at the end of the period	3,931	6,095	2	6	416		(492)	(43)	640	10,555

	Retained earnings							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	-	-	-	883,589		(56,208)	839,892	8,226	848,118
Modification to the balance at the beginning of the fiscal year (4)	78,714	-	-	-	(486,589)		407,875	-	-	-

Balance at the beginning of the fiscal year modified	80,721	-	-	-	397,000		351,667	839,892	8,226	848,118
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	53	-	53
Settlement of share-based benefit plans	-	-	-	-	-		-	(2)	-	(2)
Other comprehensive income	6,521	-	-	-	36,529		31,595	74,645	1,304	75,949
Net profit / (loss) for the period	-	-	-	-	-		26,603	26,603	(186)	26,417

Balance at the end of the period	87,242	-	-	-	433,529	(1)	409,865	941,191	9,344	950,535

(1)

Includes 492,422 corresponding to the effect of the translation of the shareholders’ contributions (see Note 36), (140,634) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar (which includes (90,565) corresponding to the effect of the translation to YPF’s presentation currency) and 81,741 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency (which includes 31,765 corresponding to the effect of the translation to YPF’s presentation currency). See Note 2.b.1) to the annual consolidated financial statements and Note 2.b).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 38.
(4)	See Note 2.b).

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2023 AND 2022 (UNAUDITED)
(Amounts expressed in millions of pesos)

	For the three-month period ended March 31,
	2023	2022
Cash flows from operating activities
Net profit for the period	58,600	26,417
Adjustments to reconcile net loss to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(16,946)	(12,229)
Depreciation of property, plant and equipment	136,950	62,809
Amortization of intangible assets	1,921	1,182
Depreciation of right-of-use assets	10,703	5,391
Retirement of property, plant and equipment and intangible assets and consumption of materials	16,090	9,103
Charge on income tax	17,754	21,666
Net increase in provisions	20,064	7,653
Effect of changes in exchange rates, interest and others	3,222	765
Share-based benefit plans	732	53
Changes in assets and liabilities:
Trade receivables	19,878	(12,073)
Other receivables	9,116	16,647
Inventories	(23,786)	(285)
Accounts payable	24,968	(1,942)
Taxes payables	(4,399)	18,936
Salaries and social security	(12,304)	(3,554)
Other liabilities	(2,713)	(2,024)
Decrease in provisions included in liabilities due to payment/use	(9,417)	(3,210)
Contract assets	(1,838)	(416)
Contract liabilities	6,024	17,882
Dividends received	41,235	-
Proceeds from collection of profit loss insurance	62	116
Income tax payments	(270)	(256)

Net cash flows from operating activities (1) (2)	295,646	152,631

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(247,158)	(83,629)
Contributions and acquisitions of interests in associates and joint ventures	(396)	-
Proceeds from sales of financial assets	24,859	3,473
Payments from purchase of financial assets	(15,871)	(9,409)
Interests received from financial assets	5,110	89
Proceeds from sales of WI of areas and assets	367	177

Net cash flows used in investing activities	(233,089)	(89,299)

Financing activities: (3)
Payments of loans	(26,084)	(48,747)
Payments of interests	(29,915)	(18,474)
Proceeds from loans	88,027	37,730
Account overdraft, net	(12,487)	(794)
Payments of leases	(17,694)	(9,075)
Payments of interests in relation to income tax	(551)	(47)

Net cash flows from / (used in) financing activities	1,296	(39,407)

Effect of changes in exchange rates on cash and cash equivalents	11,178	1,607

Increase in cash and cash equivalents	75,031	25,532

Cash and cash equivalents at the beginning of the fiscal year	136,874	62,678
Cash and cash equivalents at the end of the period	211,905	88,210

Increase in cash and cash equivalents	75,031	25,532

(1)	Does not include effect of changes in exchange rates generated by cash and cash equivalents, which is exposed separately in this statement.
(2)

Includes 11,476 and 5,648 for the three-month period ended March 31, 2023 and 2022, respectively, for payment of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the three-month period ended March 31,
	2023	2022
Unpaid acquisitions of property, plant and equipment	107,188	30,542
Additions of right-of-use assets	14,737	4,602
Capitalization of depreciation of right-of-use assets	3,207	1,567
Capitalization of financial accretion for lease liabilities	641	532

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

PABLO GERARDO GONZÁLEZ President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of pesos, except for shares and per share amounts expressed in pesos, or as otherwise indicated)

1.  GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Gas and Power, Industrialization and Commercialization businesses.

Structure and organization of the economic Group

The following chart shows the organizational structure, including the main companies of the Group, as of March 31, 2023:

YPF (Argentina)
OPESSA (1) (Argentina)
100%
Refinor (Argentina)
50%
Profertil (Argentina)
50%
YPF Gas (Argentina)
33,99%
YPF Chile (1) (Chile)
100%
YPF Brasil (1) (Brazil)
100%
Eleran (Spain)
100%
AESA (1) (Argentina)
100%
MEGA (Argentina)
38%
METROGAS (2) (Argentina)
70%
95%
Metroenergia (Argentina)
5%
YPF Holdings (United States of America)
100%
YPF Ventures (Argentina)
100%
CT Barragán (Argentina)
50%
51%
YTEC (Argentina)
75%
YPF EE (1) (Argentina)
Y-LUZ (3) (Argentina)
100%
42,85%
Luz Del León (1) (Argentina)
IDS (Argentina)
69,99%
10,25%
CDS (Argentina)
100%
YPF International (1) (Bolivia)
37%
OLDELVAL (Argentina)
36%
OTC (Chile)
36%
OTA (Argentina)
30%
Oiltanking (Argentina)
33,15%
Termap (Argentina)
85%
OLCLP (Argentina)

(1)	Held directly and indirectly.
(2)	See Note 35.c.3) to the annual consolidated financial statements.
(3)	On April 13, 2023, YPF EE, through its subsidiary Y-LUZ, completed the purchase from Enel Américas S.A. of 57.14% of common shares of IDS, taking control of IDS and its subsidiary CDS as of said date.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

1.  GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS (cont.)

Organization of the business

As of March 31, 2023, the Group carries out its operations in accordance with the following structure:

-	Upstream

-	Gas and Power

-	Industrialization

-	Commercialization

-	Central Administration and Others

Activities covered by each business segment are detailed in Note 6.

The operations, properties and clients of the Group are mainly located in Argentina. However, the Group also holds participating interests in exploratory areas in Bolivia and sells jet fuel, natural gas, lubricants and derivatives in Chile and lubricants and derivatives in Brazil.

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

The condensed interim consolidated financial statements of the Group for the three-month period ended March 31, 2023 are presented in accordance with IAS No. 34 “Interim Financial Reporting”. Therefore, they should be read together with the annual consolidated financial statements of the Group as of December 31, 2022 (“annual consolidated financial statements”) presented in accordance with IFRS as issued by the IASB.

Moreover, some additional information required by the LGS and/or CNV’s regulations have been included.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on May 11, 2023.

These condensed interim consolidated financial statements corresponding to the three-month period ended March 31, 2023 are unaudited. The Company believes they have included all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Income for the three-month period ended March 31, 2023 does not necessarily reflect the proportion of the Group’s full-year Net Income.

2.b) Significant Accounting Policies

The significant accounting policies are described in Note 2.b) to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax detailed in Note 18.

Functional and presentation currency

As mentioned in Note 2.b.1) to the annual consolidated financial statements, YPF has defined the dollar as its functional currency. Additionally, in accordance with the provisions of the LGS and the regulation of the CNV, the Company must present its financial statements in pesos.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

2.  BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

On October 28, 2022, CNV General Resolution No. 941/2022 was published in the BO, which introduced certain provisions for issuers whose functional currency differs from the local legal currency in Argentina, which for their own transactions develop presentation and disclosure accounting policies in which the translation differences originated in the retained earnings and reserves accounts are filed in line with the items originating them. As a consequence of this Resolution, from fiscal year ended December 31, 2022, the Company’s Board of Directors decided, as an accounting policy, to directly classify and accumulate translation differences generated by retained earnings at the beginning and end of the fiscal year in the legal reserves account, the reserve for future dividends, the reserve for investments, the reserve for purchase of treasury shares and retained earnings, within Shareholders’ Equity, in compliance with the provisions of Note 2.b.1) to the annual consolidated financial statements. For the sake of uniformity of the comparative information reported in the statements of changes in shareholders’ equity, translation differences accumulated in “Other comprehensive income” have been appropriated to the aforementioned equity items as of March 31, 2022, in compliance with IAS 8 “Accounting policies, changes in accounting estimates and errors”.

Effects of the translation of investments in subsidiaries, associates and joint ventures with a functional currency corresponding to a hyperinflationary economy

The results and financial position of subsidiaries with the peso as functional currency were translated into dollars by the following procedures: All amounts (i.e., assets, liabilities, stockholders’ equity items, expenditures and revenues) were translated at the exchange rate effective at the closing date of the financial statements, except for comparative amounts, which were presented as current amounts in the financial statements of the previous fiscal year (i.e., these amounts were not adjusted to reflect subsequent variations in price levels or exchange rates). Thus, the effect of the restatement of comparative amounts was recognized in “Other comprehensive income” in the consolidated statement of comprehensive income.

These criteria were also implemented by the Company for its investments in associates and joint ventures.

Adoption of new standards and interpretations effective as from January 1, 2023

The Company has adopted all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of March 31, 2023, as described in Note 2.b.26) to the annual consolidated financial statements. New and revised standards and interpretations which had a significant impact on these condensed interim consolidated financial statements are described below:

•    Amendments to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction

The amendments introduce an exception to the initial recognition exemption, with specifications on how entities should account for the income tax and the deferred tax in transactions in which the initial recognition of assets and liabilities give rise, at the same time, to equal amounts of taxable and deductible temporary differences. Therefore, in transactions where an asset and a liability are recognized, for example in relation to leases and abandonment or decommissioning obligations, the deferred tax generated by such transactions should be recognized.

On January 1, 2023, in compliance with the amendments mentioned above, the Group breaks down deferred tax assets and liabilities arising from right-of-use-assets and lease liabilities. Also, the comparative information for fiscal year ended December 31, 2022 has been restated in compliance with IAS amendments (see Note 18). However, this had no effect on initial retained earnings.

2.c) Accounting Estimates and Judgments

The preparation of financial statements at a certain date requires the Company to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made as of the date of preparation of these condensed interim consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

2.  BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

In preparing these condensed interim consolidated financial statements, significant estimates and judgments were made by the Company in applying the accounting policies and the main sources of uncertainty were consistent with those applied by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Notes 2.b) and 2.c) to the annual consolidated financial statements, respectively.

Review of impairment indicators of property, plant and equipment

As explained in Notes 2.b.8) and 2.b.9) to the annual consolidated financial statements, as a general criteria, the method used to estimate the recoverable amount of property, plant and equipment consists of estimating the value-in-use based on the future expected cash flows arising from the use of such assets, discounted at a rate that reflects the weighted average cost of the capital employed.

Regarding interim periods, IAS 34 requires entities to apply the impairment testing of assets. When an entity has previously recognized impairment losses of assets, it is necessary to review the calculations made at the end of the period if the indicators that gave rise to such losses continue to remain present. To such end, the entity shall revise the existence of significant indicators of impairment or reversals since the end of the last fiscal year and determine whether it has to proceed or not with such impairment testing of assets.

2.d) Comparative information

Amounts and other information corresponding to the year ended December 31, 2022 and to the three-month period ended March 31, 2022 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements. Likewise, changes in comparative figures as mentioned in Notes 2.b), 6 and 25 and certain additional disclosures of non-significant information have been made.

Additionally, as of the year ended December 31, 2022 the Group has made a change in the turnover tax charge presentation in the “Taxes, charges and contributions” line under “Selling expenses” (see Note 27), which was previously included in “Revenues”. The comparative information for the period ended March 31, 2022 has been restated. “Revenues” and “Selling expenses” increased by 13,282. This change had no effect on the Group’s statements of financial position, statements of changes in shareholders’ equity, statements of cash flows, operating profit or loss and net profit or loss.

3.  SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Consequently, the Group is subject to seasonal fluctuations in its sales volumes and sales prices, with higher sales of natural gas during the winter at a higher price.

4.  ACQUISITIONS AND DISPOSITIONS

During the three-month period ended March 31, 2023, there were no significant acquisitions and dispositions.

5.  FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including foreign currency risk, interest rate risk, and price risk), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the three-month period ended March 31, 2023, there were no significant changes in the administration or risk management policies implemented by the Group as described in Note 4 to the annual consolidated financial statements.

•    Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements, among others. See Notes 16, 32 and 33 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

5.  FINANCIAL RISK MANAGEMENT (cont.)

The Group monitors compliance with covenants on a quaterly basis. As of March 31, 2023, the Group is in compliace with its covenants.

It should be noted that, under the terms and conditions of the loans that our subsidiary Metrogas has taken with Industrial and Commercial Bank of China Limited - Dubai Branch and Itaú Unibanco - Miami Branch, the interest coverage ratio would not have been complied with, which could have accelerated the maturities of these financial liabilities. However, the financial creditors formally accepted to waive Metrogas from complying with the contractual obligation related to such financial ratio, as of March 31, 2023.

6.  BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. This organizational structure is based on the way in which the highest decision-making authority analyzes the main financial and operating magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group. Business segment information is presented consistently with the way of reporting the information used by the highest decision-making authority to allocate resources and assess business segment performance.

As mentioned in Note 5 to the annual consolidated financial statements, business segment information is presented in US dollars, the Company’s functional currency (see Note 2.b.1) to the annual consolidated financial statements).

Due to the division of the Downstream Vice Presidency into the Commercialization Vice Presidency and the Industrialization Vice Presidency, from this fiscal year the new management scope of these new business units has been defined. These organizational changes resulted in a modification of the business segment structure in accordance with the manner in which the highest-decision making authority allocates resources and assesses the performance of such segments, dividing the Downstream segment into the Commercialization segment and the Industrialization segment, which, in addition, implied readjustments in the composition and definition of the businesses of the other segments. These business segment changes did not affect the CGUs defined in Note 2.b.8) to the annual consolidated financial statements.

In consideration of the above paragraphs, the comparative information for fiscal year ended December 31, 2022, and the period ended March 31, 2022, has been restated.

The business segment structure is organized as follows:

•    Upstream

The Upstream segment performs all activities related to field exploration and exploitation and production of oil and natural gas, and frac sand for well drilling purposes.

Its revenues are largely derived from: (i) the sale of the oil produced to the Industrialization and Commercialization segments; (ii) the sale of the natural gas produced to the Commercialization segment; and (iii) the sale of the natural gas retained in plant to the Gas and Power segment and the Commercialization segment.

It incurs all costs related to the activities mentioned above.

On January 1, 2023 certain assets related to the exploration, exploitation and production of frac sand for well-drilling, which were formerly included in Central Administration and Others, were assigned to the Upstream segment. In addition, the comparative information for fiscal year ended December 31, 2022 and the period ended March 31, 2022, has been restated.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

6.  BUSINESS SEGMENT INFORMATION (cont.)

•    Gas and Power

The Gas and Power segment performs activities related to: (i) commercial and technical operation of the LNG regasification terminals in Escobar and Bahía Blanca, by hiring regasification vessels; (ii) transportation, conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane; (iii) distribution of natural gas through its subsidiary Metrogas; and (iv) the storage of the natural gas produced. Also, through its investments in associates and joint ventures, it undertakes activities related to: (i) separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and gasolines; (ii) generation of conventional thermal electric power and renewable energy; and (iii) production, storage, distribution and sale of fertilizers.

Its revenues are largely derived from the distribution of natural gas through its subsidiary Metrogas, the sale of propane, butane and, marginally, the sale of natural gas produced and storaged to the Commercialization segment, the sale of gasoline to the Industrialization segment and the provision of LNG regasification services.

This segment incurs all costs related to the activities mentioned above, including the purchase of natural gas retained in plant from the Upstream segment and natural gas from the Commercialization segment for the distribution of natural gas through its subsidiary Metrogas.

On January 1, 2023, as a consequence of the organizational changes described above, the activities related to the sale of natural gas as producers were assigned to the Commercialization segment. In addition, the comparative information for fiscal year ended December 31, 2022, and the period ended March 31, 2022, has been restated.

•    Industrialization

The Industrialization segment performs activities related to: (i) crude oil refining and petrochemical production, and (ii) logistics related to the transportation of crude oil to refineries and the transportation and distribution of refined and petrochemical products to be marketed at the different sales channels.

Its revenues are derived primarily from the sale of refined and petrochemical products to the Commercialization segment and, marginally, from their sale to third parties.

This segment incurs all costs related to the activities mentioned above, including the purchase of crude oil from the Upstream segment and third parties, the purchase of gasoline from the Gas and Power segment and of natural gas to be consumed in the refinery and petrochemical industrial complexes from the Commercialization segment.

As of January 1, 2023, as a result of the organizational changes mentioned above, the Downstream segment is divided into the Commercialization segment and the Industrialization segment. Besides, the comparative information for the fiscal year ended December 31, 2022, and the period ended March 31, 2022, has been restated.

•    Commercialization

The Commercialization segment develops activities related to: (i) customer portfolio management; (ii) commercialization of refined and petrochemical products; (iii) sale of natural gas, as producers, to third parties and to the Gas and Power and Industrialization segments; (iv) the purchase from third parties of specialties for the agribusiness industry; and (v) commercialization of specialties for the agribusiness industry and of grains and their by-products.

Its revenues are largely derived from the commercialization of refined and petrochemical products, natural gas as producers, specialties for the agribusiness sector, and grains and their by-products. These operations are performed through the businesses of B2C (Retail), B2B (Industry, Agro, Lubricants and Specialties and Business Networks), LPG, Natural Gas, Chemicals, International Trade and Transportation.

This segment incurs all expenses related to the activities mentioned above, including the purchase of refined products from the Industrialization segment and third parties, petrochemicals from the Industrialization segment, propane and butane from the Gas and Power segment, and oil and natural gas from the Upstream segment, and the transportation of these products to the different sales channels.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

6.  BUSINESS SEGMENT INFORMATION (cont.)

As of January 1, 2023, as result of the organizational changes described above, the Downstream segment is divided into the Commercialization segment and the Industrialization segment, and all activities related to the commercialization of natural gas as producers, formerly performed by the Gas and Power segment, were assigned to the Commercialization segment. In addition, the comparative information for fiscal year ended December 2022 and the period ended March 31, 2022, has been restated.

•    Central Administration and Others

This segment covers other activities performed by the Group not falling under the business segments mentioned above and which are not reporting business segments, mainly comprising corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate domestic market prices.

Operating profit/loss and assets of each business segment have been determined after consolidation adjustments.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

6. BUSINESS SEGMENT INFORMATION (cont.)

	In millions of dollars								In millions of pesos
	Upstream		Gas and Power	Industrialization	Commercialization	Central Administration and Others	Consolidation Adjustments (1)	Total	Total
For the three-month period ended March 31, 2023
Revenues	43		98	58	3,975	64	-	4,238	820,325
Revenues from intersegment sales	1,785		47	3,046	41	246	(5,165)	-	-

Revenues	1,828		145	3,104	4,016	310	(5,165)	4,238	820,325

Operating profit / (loss)	144	(3)	(27)	188	70	(64)	24	335	54,956
Income from equity interests in associates and joint ventures	-		82	7	-	-	-	89	16,946

Net financial results								2	4,452
Net profit before income tax								426	76,354
Income tax								(85)	(17,754)
Net profit for the period								341	58,600

Acquisitions of property, plant and equipment	1,015		52	202	12	17	-	1,298	264,595
Acquisitions of right-of-use assets	49		-	4	17	-	-	70	14,737

Other income statement items
Depreciation of property, plant and equipment (2)	568		12	102	12	15	-	709	136,950
Amortization of intangible assets	-		3	7	-	-	-	10	1,921
Depreciation of right-of-use assets	34		-	15	7	-	-	56	10,703

Balance as of March 31, 2023
Assets	12,121		2,781	7,078	2,425	2,033	(146)	26,292	5,490,081

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

6. BUSINESS SEGMENT INFORMATION (cont.)

	In millions of dollars								In millions of pesos
	Upstream		Gas and Power	Industrialization	Commercialization	Central Administration and Others	Consolidation Adjustments (1)	Total	Total
For the three-month period ended March 31, 2022
Revenues	35		100	54	3,509	62	-	3,760	401,451
Revenues from intersegment sales	1,563		49	2,510	68	145	(4,335)	-	-

Revenues	1,598		149	2,564	3,577	207	(4,335)	3,760	401,451

Operating profit / (loss)	232	(3)	(4)	220	103	(56)	(91)	404	40,449
Income from equity interests in associates and joint ventures	-		109	6	-	-	-	115	12,229

Net financial results								(55)	(4,595)
Net profit before income tax								464	48,083
Income tax								(197)	(21,666)
Net profit for the period								267	26,417

Acquisitions of property, plant and equipment	599		5	97	6	23	-	730	79,636
Acquisitions of right-of-use assets	25		-	-	16	-	-	41	4,602

Other income statement items
Depreciation of property, plant and equipment (2)	446		14	99	13	17	-	589	62,809
Amortization of intangible assets	-		3	7	-	1	-	11	1,182
Depreciation of right-of-use assets	31		6	2	13	-	(1)	51	5,391

Balance as of December 31, 2022
Assets	11,528		2,797	6,732	3,216	1,807	(168)	25,912	4,588,159

(1)	Corresponds to the elimination among business segments of the Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes US$ (6) million and US$ (5) million of unproductive exploratory drillings as of March 31, 2023 and 2022.

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

7.  FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below show the Group’s financial assets measured at fair value as of March 31, 2023 and December 31, 2022, and their allocation to their fair value levels:

	As of March 31, 2023
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	16,405	-	-	16,405

	16,405	-	-	16,405

Cash and cash equivalents:
- Mutual funds	121,255	-	-	121,255

	121,255	-	-	121,255

	137,660	-	-	137,660

	As of December 31, 2022
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	13,029	-	-	13,029

	13,029	-	-	13,029

Cash and cash equivalents:
- Mutual funds	59,524	-	-	59,524

	59,524	-	-	59,524

	72,553	-	-	72,553

(1)	See Note 15.

The Group has no financial liabilities measured at fair value with changes in results.

Fair value estimates

During the three-month period ended March 31, 2023, there have been no changes in macroeconomic circumstances that significantly affect the Group’s financial instruments measured at fair value.

During the three-month period ended March 31, 2023, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the other financial loans remaining, amounted to 1,279,317 and 1,029,019 as of March 31, 2023 and December 31, 2022, respectively.

The fair value of other receivables, trade receivables, investment in financial assets, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their book value.

8.  INTANGIBLE ASSETS

	March 31, 2023	December 31, 2022
Net book value of intangible assets	87,477	75,086
Provision for impairment of intangible assets	(8,295)	(7,034)

	79,182	68,052

English translation of the financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

8.  INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the three-month period ended March 31, 2023 and as of the year ended December 31, 2022 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	93,124	14,010	45,705	152,839
Accumulated amortization	66,452	-	38,913	105,365

Balance as of December 31, 2021	26,672	14,010	6,792	47,474

Cost
Increases	3,483	-	691	4,174
Translation effect	68,572	9,893	27,427	105,892
Adjustment for inflation (1)	-	-	6,363	6,363
Decreases, reclassifications and other movements	-	(4,346)	-	(4,346)

Accumulated amortization
Increases	3,560	-	2,692	6,252
Translation effect	49,484	-	26,628	76,112
Adjustment for inflation (1)	-	-	2,107	2,107
Decreases, reclassifications and other movements	-	-	-	-

Cost	165,179	19,557	80,186	264,922
Accumulated amortization	119,496	-	70,340	189,836

Balance as of December 31, 2022	45,683	19,557	9,846	75,086

Cost
Increases	666	-	89	755
Translation effect	29,656	3,501	11,926	45,083
Adjustment for inflation (1)	-	-	2,980	2,980
Decreases, reclassifications and other movements	-	(96)	-	(96)

Accumulated amortization
Increases	1,282	-	639	1,921
Translation effect	21,538	-	11,459	32,997
Adjustment for inflation (1)	-	-	1,413	1,413
Decreases, reclassifications and other movements	-	-	-	-

Cost	195,501	22,962	95,181	313,644
Accumulated amortization	142,316	-	83,851	226,167

Balance as of March 31, 2023	53,185	22,962	11,330	87,477

(1)

Corresponds to adjustment for inflation of opening balances of intangible assets in subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

9.  PROPERTY, PLANT AND EQUIPMENT

	March 31, 2023	December 31, 2022
Net book value of property, plant and equipment	3,915,602	3,233,211
Provision for obsolescence of materials and equipment	(31,536)	(26,671)
Provision for impairment of property, plant and equipment	(117,016)	(106,234)

	3,767,050	3,100,306

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

9.  PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the three-month period ended March 31, 2023 and as of the year ended December 31, 2022 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	137,967	4,900,829	854,492	50,297	108,514	289,356	4,228	82,716	135,472	102,111	88,626	6,754,608
Accumulated depreciation	67,325	4,127,030	525,484	34,619	-	-	-	72,058	89,234	52,044	65,186	5,032,980

Balance as of December 31, 2021	70,642	773,799	329,008	15,678	108,514	289,356	4,228	10,658	46,238	50,067	23,440	1,721,628

Cost
Increases	141	49,165	9,433	1,654	129,830	441,811	6,152	181	-	-	5,104	643,471
Translation effect	86,377	3,647,068	634,515	32,957	75,915	218,533	2,401	58,485	99,489	-	47,208	4,902,948
Adjustment for inflation (1)	19,713	-	-	5,440	2,060	6,441	-	3,239	-	96,791	23,621	157,305
Decreases, reclassifications and other movements	3,095	271,295	38,007	3,058	(105,285)	(268,710)	(6,299)	2,599	3,004	6,171	384	(52,681)

Accumulated depreciation
Increases	3,971	279,232	49,531	3,579	-	-	-	7,319	8,814	3,326	4,611	360,383
Translation effect	42,174	3,087,200	397,826	22,904	-	-	-	52,743	67,230	-	36,278	3,706,355
Adjustment for inflation (1)	10,376	-	-	3,617	-	-	-	2,872	-	49,332	15,453	81,650
Decreases, reclassifications and other movements	(55)	(4,752)	(55)	(1,079)	-	-	-	8	(1,349)	(1,475)	(171)	(8,928)

Cost	247,293	8,868,357	1,536,447	93,406	211,034	687,431	6,482	147,220	237,965	205,073	164,943	12,405,651
Accumulated depreciation	123,791	7,488,710	972,786	63,640	-	-	-	135,000	163,929	103,227	121,357	9,172,440

Balance as of December 31, 2022	123,502	1,379,647	563,661	29,766	211,034	687,431	6,482	12,220	74,036	101,846	43,586	3,233,211

Cost
Increases	20	436	939	226	68,212	192,199	1,982	99	-	-	482	264,595
Translation effect	37,160	1,606,673	276,452	14,552	36,141	109,404	1,213	25,304	43,025	-	20,607	2,170,531
Adjustment for inflation (1)	8,365	-	-	2,580	945	2,211	-	1,404	-	44,562	10,487	70,554
Decreases, reclassifications and other movements	2,833	105,461	8,836	950	(47,156)	(92,068)	(1,095)	16	2,353	2,907	73	(16,890)

Accumulated depreciation
Increases	1,408	116,980	17,417	1,382	-	-	-	1,576	2,962	1,304	1,597	144,626
Translation effect	18,404	1,352,693	175,926	10,008	-	-	-	23,256	29,574	-	15,762	1,625,623
Adjustment for inflation (1)	4,499	-	-	1,697	-	-	-	1,252	-	22,431	7,167	37,046
Decreases, reclassifications and other movements	1	-	-	(263)	-	-	-	-	(552)	(10)	(72)	(896)

Cost	295,671	10,580,927	1,822,674	111,714	269,176	899,177	8,582	174,043	283,343	252,542	196,592	14,894,441
Accumulated depreciation	148,103	8,958,383	1,166,129	76,464	-	-	-	161,084	195,913	126,952	145,811	10,978,839

Balance as of March 31, 2023	147,568	1,622,544	656,545	35,250	269,176	899,177	8,582	12,959	87,430	125,590	50,781	3,915,602

(1)

Corresponds to adjustments for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

9.  PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the assets. For the three-month period ended March 31, 2023 and 2022, the rate of capitalization was 8.31% and 8.27%, respectively, and the amount capitalized amounted to 886 and 269, respectively, for the period mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the three-month period ended March 31, 2023 and as of the year ended December 31, 2022:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2021	12,576

Increases charged to profit or loss	4,775
Applications due to utilization	(382)
Translation differences	9,624
Adjustment for inflation (1)	78

Balance as of December 31, 2022	26,671

Increases charged to profit or loss	228
Applications due to utilization	(157)
Translation differences	4,731
Adjustment for inflation (1)	63

Balance as of March 31, 2023	31,536

(1)

Corresponds to adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment in subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the three-month period ended March 31, 2023 and as of the year ended December 31, 2022:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2021	66,793

Increases charged to profit or loss (1)	18,427
Depreciation (2)	(22,364)
Translation differences	42,678
Adjustment for inflation (3)	700

Balance as of December 31, 2022	106,234

Increases charged to profit or loss	-
Depreciation (2)	(7,676)
Translation differences	18,129
Adjustment for inflation (3)	329

Balance as of March 31, 2023	117,016

(1)	See Notes 2.c) and 8 to the annual consolidated financial statements.
(2)	Included in “Depreciation of property, plant and equipment” in Note 27.
(3)

Corresponds to adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment in subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

10.  RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the three-month period ended March 31, 2023 and as of the year ended December 31, 2022 are as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	3,397	36,108	28,808	10,276	31,358	109,947
Accumulated depreciation	1,125	22,713	16,822	3,738	12,289	56,687

Balance as of December 31, 2021	2,272	13,395	11,986	6,538	19,069	53,260

Cost
Increases	402	21,655	2,330	676	20,265	45,328
Translation effect	2,347	30,633	21,376	6,025	25,259	85,640
Adjustment for inflation (1)	66	-	-	2,012	-	2,078
Decreases, reclassifications and other movements	(391)	(878)	(2,324)	(1,407)	(11,212)	(16,212)

Accumulated depreciation
Increases	1,092	10,878	7,529	1,626	14,614	35,739
Translation effect	1,199	19,894	14,611	2,288	13,198	51,190
Adjustment for inflation (1)	63	-	-	951	-	1,014
Decreases, reclassifications and other movements	(161)	(214)	(1,911)	(797)	(10,514)	(13,597)

Cost	5,821	87,518	50,190	17,582	65,670	226,781
Accumulated depreciation	3,318	53,271	37,051	7,806	29,587	131,033

Balance as of December 31, 2022	2,503	34,247	13,139	9,776	36,083	95,748

Cost
Increases	10	8,272	6,455	-	-	14,737
Translation effect	1,017	15,693	9,000	2,417	11,776	39,903
Adjustment for inflation (1)	32	-	-	843	-	875
Decreases, reclassifications and other movements	-	-	-	-	-	-

Accumulated depreciation
Increases	286	5,129	1,867	536	6,092	13,910
Translation effect	592	10,008	6,803	1,013	5,829	24,245
Adjustment for inflation (1)	31	-	-	486	-	517
Decreases, reclassifications and other movements	-	-	-	-	-	-

Cost	6,880	111,483	65,645	20,842	77,446	282,296
Accumulated depreciation	4,227	68,408	45,721	9,841	41,508	169,705

Balance as of March 31, 2023	2,653	43,075	19,924	11,001	35,938	112,591

(1)

Corresponds to adjustments for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

11. INVESTMENTS	IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level, as of March 31, 2023 and December 31, 2022:

	March 31, 2023	December 31, 2022
Amount of investments in associates	37,655	30,525
Amount of investments in joint ventures	338,891	306,650

	376,546	337,175

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

11.  INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The main movements during the three-month period ended March 31, 2023 and as of the year ended December 31, 2022 which affected the value of the aforementioned investments, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2021	156,925

Acquisitions and contributions	270
Income on investments in associates and joint ventures	58,082
Translation differences	123,223
Distributed dividends	(12,157)
Adjustment for inflation (1)	10,749
Capitalization in associates and joint ventures	83

Balance as of December 31, 2022	337,175

Acquisitions and contributions	1,174
Income on investments in associates and joint ventures	16,946
Translation differences	58,187
Distributed dividends	(41,235)
Adjustment for inflation (1)	4,299
Capitalization in associates and joint ventures	-

Balance as of March 31, 2023	376,546

(1)

Corresponds to adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income. See Note 2.b.1) to the annual consolidated financial statements.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method therein, for the three-month period ended March 31, 2023 and 2022. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the three-month period ended March 31,		For the three-month period ended March 31,
	2023	2022	2023	2022
Net income	1,452	222	15,494	12,007
Other comprehensive income	5,838	1,304	56,648	12,634

Comprehensive income for the period	7,290	1,526	72,142	24,641

The Group has no investments in subsidiaries with significant non-controlling interests. Likewise, the Group has no significant investments in associates and joint ventures, except for the investment in YPF EE.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The financial information corresponding to YPF EE’s assets and liabilities as of March 31, 2023 and December 31, 2022, as well as the results for the three-month period ended March 31, 2023 and 2022, are detailed below:

	March 31, 2023 (1)	December 31, 2022 (1)
Total non-current assets	390,706,869	325,583,892
Cash and cash equivalents	39,770,106	16,684,788
Other current assets	38,573,317	31,531,592
Total current assets	78,343,423	48,216,380

Total assets	469,050,292	373,800,272

Financial liabilities (excluding Accounts Payable, Provisions and Other Liabilities)	177,278,915	127,658,505
Other non-current liabilities	19,377,601	17,103,150
Total non-current liabilities	196,656,516	144,761,655
Financial liabilities (excluding Accounts Payable, Provisions and Other Liabilities)	29,067,551	26,591,063
Other current liabilities	16,808,623	19,627,928
Total current liabilities	45,876,174	46,218,991

Total liabilities	242,532,690	190,980,646

Total shareholders’ equity	226,517,602	182,819,626

Dividends received	-	4,500,000

	For the three-month period ended March 31,
	2023 (1)	2022 (1)
Revenues	21,849,784	12,305,886
Interest income	4,087,844	856,074
Depreciation and amortization	5,229,556	2,810,352
Interest loss	(3,028,484)	(2,078,949)
Income tax	(4,157,274)	(1,502,534)
Operating profit	12,910,824	6,852,481

Net profit	11,253,667	3,697,379
Other comprehensive income	32,444,309	8,259,218

Total comprehensive income	43,697,976	11,956,597

(1)

The financial information arises from the consolidated financial statements of YPF EE and the amounts are expressed in thousands of pesos. On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the financial information disclosed here.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

12. INVENTORIES

	March 31, 2023		December 31, 2022
Refined products	259,848		202,465
Crude oil and natural gas	98,344		79,511
Products in process	9,696		9,083
Raw materials, packaging materials and others	21,501		16,707

	389,389	(1)	307,766	(1)

(1)	As of March 31, 2023 and December 31, 2022, the cost of inventories does not exceed their net realizable value.

13. OTHER RECEIVABLES

	March 31, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
Receivables from services and sales of other assets	2,354	1,876	2,238	663
Tax credit and export rebates	28,600	39,166	27,086	61,958
Loans to third parties and balances with related parties (1)	6,312	2,329	1,750	5,359
Collateral deposits	2	1,189	2	961
Prepaid expenses	4,820	19,186	4,091	7,193
Advances and loans to employees	98	1,116	97	948
Advances to suppliers and custom agents (2)	-	21,758	-	29,269
Receivables with partners in JO	2,844	42,775	2,752	31,659
Insurance receivables	-	-	-	60
Miscellaneous	1,350	5,242	1,144	5,301

	46,380	134,637	39,160	143,371
Provision for other doubtful receivables	(3,178)	(148)	(2,692)	(140)

	43,202	134,489	36,468	143,231

(1)	See Note 37 for information about related parties.
(2)	Includes, among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.

14. TRADE RECEIVABLES

	March 31, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	10,889	290,464	10,815	279,611
Provision for doubtful trade receivables	(9,788)	(14,946)	(9,788)	(13,410)

	1,101	275,518	1,027	266,201

(1)	See Note 37 for information about related parties.
(2)	See Note 25 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables for the three-month period ended March 31, 2023 and for the fiscal year ended December 31, 2022:

	Provision for doubtful trade receivables
	Non-current		Current
Balance as of December 31, 2021	9,788	(2)	10,432

Increases charged to expenses	-		3,324
Decreases charged to income	-		(853)
Applications due to utilization	-		(897)
Net exchange and translation differences	-		2,098
Result from net monetary position (1)	-		(694)

Balance as of December 31, 2022	9,788	(2)	13,410

Increases charged to expenses	-		762
Decreases charged to income	-		(167)
Applications due to utilization	-		-
Net exchange and translation differences	-		940
Result from net monetary position (1)	-		1

Balance as of March 31, 2023	9,788	(2)	14,946

(1)

Includes adjustment for inflation of opening balances of the provision for doubtful trade receivables in subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

(2)	Mainly including credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 35.c.1) to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

15. INVESTMENT IN FINANCIAL ASSETS

	March 31, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
Investments at amortized cost
Public securities (1)	33,662	25,497	35,664	28,675
Private securities - NO	1,353	-	-	532
Term deposits (2)	-	16,976	-	14,253

	35,015	42,473	35,664	43,460

Investments at fair value with changes in results
Public securities (1)	-	16,405	-	13,029

	-	16,405	-	13,029

	35,015	58,878	35,664	56,489

(1)	See Note 37.
(2)	Corresponds to term deposits with the BNA.

16. CASH AND CASH EQUIVALENTS

	March 31, 2023	December 31, 2022
Cash and banks (1)	77,293	65,407
Short-term investments	13,357	11,943
Financial assets at fair value with changes in results (2)	121,255	59,524

	211,905	136,874

(1)	Includes balances granted as collateral. See Note 34.e) to the annual consolidated financial statements.
(2)	See Note 7.

17. PROVISIONS

Changes in the Group’s provisions for the three-month period ended March 31, 2023 and for the fiscal year ended December 31, 2022 are as follows:

	Provision for lawsuits and contingencies			Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Total
	Non- current		Current	Non- current	Current	Non- current	Current	Non- current	Current
Balance as of December 31, 2021	89,473		2,204	9,802	7,023	159,203	10,070	258,478	19,297

Increases charged to expenses	30,082	(2)	10	10,509	-	28,139	-	68,730	10
Decreases charged to income	(60,624)	(3)	(11)	(257)	-	(7,320)	-	(68,201)	(11)
Applications due to utilization	(2,003)		(4,301)	-	(6,887)	-	(8,160)	(2,003)	(19,348)
Reclassifications and other movements	(7,245)	(4)	4,254	(7,935)	7,935	31,656	15,667	16,476	27,856
Net exchange and translation differences	51,526		1,563	4,871	12	125,462	5,602	181,859	7,177
Result from net monetary position (1)	(126)		-	-	-	-	-	(126)	-

Balance as of December 31, 2022	101,083		3,719	16,990	8,083	337,140	23,179	455,213	34,981

Increases charged to expenses	5,190		133	1,520	-	13,371	-	20,081	133
Decreases charged to income	(692)		-	-	-	-	-	(692)	-
Applications due to utilization	(39)		(1,362)	-	(2,307)	-	(5,552)	(39)	(9,221)
Reclassifications and other movements	(92,246)	(5)	64,214	(2,269)	2,269	(5,538)	5,538	(100,053)	72,021
Net exchange and translation differences	15,033		666	1,374	195	60,659	4,171	77,066	5,032
Result from net monetary position (1)	2		-	-	-	-	-	2	-

Balance as of March 31, 2023	28,331		67,370	17,615	8,240	405,632	27,336	451,578	102,946

(1)

Includes adjustment for inflation of opening balances of provisions in subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to results.

(2)	Includes the accrual of financial interest corresponding to the recognition of the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2014- 2017.
(3)

Includes 3,358 corresponding to the recovery of liabilities for the regularization regimes associated with the dispute over the cost deduction for hydrocarbon well abandonment for periods 2014-2017. See Note 16.a.5) to the annual consolidated financial statements.

(4)

Includes 2,374 reclassified as “Income tax liability” for the regularization regimes associated with the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2014-2017. See Note 16.a.5) to the annual consolidated financial statements.

(5)

Includes 27,985 reclassified as “Other liabilities” due to the transaction agreement entered with TGN and 60,033 reclassified as Provision for lawsuits and current contingencies due to the Trust Settlement Agreement, see Note 16.a.2) to the annual consolidated financial statements and Note 33, respectively.

Provisions for lawsuits and contingencies are described in Note 16 to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2023 are described below:

17.a) Provision for lawsuits and contingencies

●	Transportadora de Gas del Norte S.A. (“TGN”)

In April 2023, in compliance with the decision of CSJN, a settlement agreement between YPF and TGN was filed with the lower court requesting its approval. On May 5, 2023, the Lower Court approved the said agreement.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

17. PROVISIONS (cont.)

●	Users and Consumers Association

On April 13, 2023, the National Attorney General’s Office issued an opinion recommending the CSJN to grant the extraordinary appeal lodged by YPF and to reverse the judgment. As of the date of these condensed interim consolidated financial statements, the extraordinary appeal has not been decided.

18. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of the date of these interim condensed consolidated financial statements. The amounts calculated for income tax charge for the three-month period ended March 31, 2023 may need to be adjusted in the subsequent period in case the projected effective tax rate estimate is modified based on new elements of judgment.

The calculation of the income tax expense accrued for the three-month period ended March 31, 2023 and 2022 is as follows:

	For the three-month period ended March 31,
	2023	2022
Current income tax	(1,790)	(26,473)
Deferred income tax	(15,964)	2,859

	(17,754)	(23,614)

Income tax - Well abandonment	-	1,948

	(17,754)	(21,666)

The reconciliation between the charge to net income for income tax for the three-month period ended March 31, 2023 and 2022 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the condensed interim consolidated statements of comprehensive income for each period is as follows:

	For the three-month period ended March 31,
	2023		2022
Net profit before income tax	76,354		48,083
Average tax rate (4)	25.49%		34.74%

Average tax rate applied to net income before income tax	(19,464)		(16,705)
Effect of the valuation of property, plant and equipment and intangible assets, net	24,307		4,111
Effect of exchange differences and other results associated to the valuation of the currency, net (1)	7,347		(10,745)
Effect of the valuation of inventories	(11,825)		(4,976)
Income on investments in associates and joint ventures	4,237		4,280
Effect of tax rate change	(27,191)	(2)	-
Effect of the regularization regime for the dispute associated to cost deduction for hydrocarbon wells abandonment	-		1,948	(3)
Miscellaneous	4,835		421

Income tax	(17,754)		(21,666)

(1)	Includes the effect of tax inflation adjustments.
(2)	Corresponds to the remedation of deferred income tax balances at the time of reversal, see Notes 2.b.15) and 35.e.1) to the annual consolidated financial statements.
(3)	See Note 17.
(4)	Corresponds to the average projected tax rate of YPF and its subsidiaries in compliance with amendment to Law No. 27,630. See Note 35.e.1) to the annual consolidated financial statements.

Furthermore, breakdown of tax payable and deferred as of March 31, 2023 and December 31, 2022 is as follows:

	March 31, 2023				December 31, 2022
	Non-current		Current		Non-current		Current
Income tax payable	4,318	(2)	5,376	(1)	4,588	(2)	4,711	(1)

(1)

Includes 1,078 corresponding to the 12 installments of the regularization regimes associated with the dispute over the cost deduction for hydrocarbon well abandonment as of March 31, 2023 and December 31, 2022, respectively. See Note 16.a.5) to the annual consolidated financial statements. Additionally, it includes the provision associated with the charge of current income tax net of unused tax credits and existing tax loss carryforwards.

(2)

Includes 4,304 and 4,574 corresponding to the remaining installments of the regimes associated with the dispute over the cost deduction for hydrocarbon well abandonment as of March 31, 2023 and December 31, 2022, respectively. See Note 16.a.5) to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

18. INCOME TAX (cont.)

	March 31, 2023	December 31, 2022 (4)
Deferred tax assets
Provisions and other non-deductible liabilities	35,747	27,205
Lease liabilities	41,327	33,297
Tax losses carryforward	61,088	29,620
Miscellaneous	283	247

Total deferred tax assets	138,445	90,369

Deferred tax liabilities
Property, plant and equipment and others (1)	(196,325)	(181,957)
Adjustment for tax inflation (2)	(216,492)	(170,961)
Right-of-use assets	(39,407)	(31,819)
Miscellaneous	(13,282)	(9,330)

Total deferred tax liabilities	(465,506)	(394,067)

Total Net deferred tax (3)	(327,061)	(303,698)

(1)	Includes the deferred tax corresponding to Property, plant and equipment, Intangible assets and Inventories.
(2)

Includes the effect of the deferral of the tax inflation adjustment. See “Budget Law 2023 - Deferral of tax adjustment for inflation” section Note 35.e.1) to the annual consolidated financial statements.

(3)

Includes (7,399) and (15,161) as of March 31, 2023 and December 31, 2022, respectively, corresponding to adjustment for inflation of the opening deferred liability of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(4)	See Note 2.b).

As of March 31, 2023 and December 31, 2022 the Group has classified as deferred tax assets 3,341 and 3,010, respectively, and as deferred tax liability 330,402 and 306,708, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

As of March 31, 2023 and December 31, 2022, the causes that generate charges to “Other comprehensive income”, did not create temporary differences for income tax.

As of March 31, 2023 and December 31, 2022, there are no deferred tax assets which are not recognized.

19. TAXES PAYABLE

	March 31, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
VAT	-	3,722	-	4,615
Withholdings and perceptions	-	10,908	-	8,045
Royalties	-	10,775	-	13,682
Tax on Fuels	-	402	-	-
IIBB	-	1,235	-	1,490
Miscellaneous	177	3,606	185	2,828

	177	30,648	185	30,660

20. SALARIES AND SOCIAL SECURITY

	March 31, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
Salaries and social security	-	14,803	-	11,987
Bonuses and incentives provision	-	8,194	-	20,088
Vacation provision	-	15,922	-	13,608
Other employee benefits (1)	437	5,331	215	6,939

	437	44,250	215	52,622

(1)	Includes the voluntary retirement plan executed by the Group.

21. LEASE LIABILITIES

	March 31, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
Lease liabilities	55,850	62,226	48,224	52,061

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

21. LEASE LIABILITIES (cont.)

The evolution of the Group’s leases liabilities for the three-month period ended March 31, 2023 and for the fiscal year ended December 31, 2022, are as follows:

Lease liabilities
Balance as of December 31, 2021	55,622

Leases increase	45,328
Leases decrease	(2,626)
Payments	(44,960)
Financial accretions	9,961
Exchange and translation differences, net	36,879
Result from net monetary position (1)	81

Balance as of December 31, 2022	100,285

Leases increase	14,737
Leases decrease	-
Payments	(17,694)
Financial accretions	3,977
Exchange and translation differences, net	16,765
Result from net monetary position (1)	6

Balance as of March 31, 2023	118,076

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to results.

22. LOANS

					March 31, 2023		December 31, 2022
	Interest rate (1)			Maturity	Non-current	Current	Non-current	Current
Pesos:
NO	69.67%	-	73.06%	2023-2024	25,855	3,085	11,374	1,022
Loans	81.38%	-	81.40%	2024	12,000	2,184	8,136	4,359
Account overdraft		-		-	-	-	-	12,487

					37,855	5,269	19,510	17,868

Currencies other than the peso:
NO (2) (3)	1.00%	-	10.00%	2023-2047	1,196,425	170,069	990,512	146,569
Export pre-financing	1.90%	-	5.50%	2023-2025	32,003	4,646	-	3,971
Imports financing	7.30%	-	8.96%	2023	-	4,399	-	3,647
Loans	2.68%	-	19.75%	2023-2027	34,916	47,096	43,174	29,753

					1,263,344	226,210	1,033,686	183,940

					1,301,199	231,479	1,053,196	201,808

(1)	Nominal annual interest rate as of March 31, 2023.
(2)	Disclosed net of 1,789 and 1,534 corresponding to YPF’s own NO repurchased through open market transactions, as of March 31, 2023, and December 31, 2022, respectively.
(3)

Includes 156,077 and 92,640 as of March 31, 2023, and December 31, 2022, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

Set forth below is the evolution of the loans for three-month period ended March 31, 2023 and for the fiscal year ended December 31, 2022:

Loans
Balance as of December 31, 2021	757,215

Proceeds from loans	49,265
Payments of loans	(94,517)
Payments of interest	(73,123)
Account overdraft, net	11,693
Accrued interest (1)	91,714
Net exchange differences and translation	514,249
Result from net monetary position (2)	(1,492)

Balance as of December 31, 2022	1,255,004

Proceeds from loans	88,027
Payments of loans	(26,084)
Payments of interest	(29,915)
Account overdraft, net	(12,487)
Accrued interest (1)	33,406
Net exchange differences and translation	224,795
Result from net monetary position (2)	(68)

Balance as of March 31, 2023	1,532,678

(1)	Includes capitalized financial costs.
(2)

Includes adjustment for inflation of opening balances of loans in subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

22. LOANS (cont.)

Details regarding the NO of the Group are as follows:

								March 31, 2023		December 31, 2022

Month	Year	Principal Value		Class	Interest rate (1)		Principal Maturity	Non-current	Current	Non-current	Current

YPF
—	1998	US$	15	-	Fixed	10.00%	2028	3,094	127	2,624	42
April, February, October	2014/15/16	US$	1,522	Class XXVIII	Fixed	8.75%	2024	72,314	59,772	61,318	48,336
September	2014		$1,000	Class XXXIV	BADLAR + 0.1%	71.73%	2024	167	171	167	228
April	2015	US$	1,500	Class XXXIX	Fixed	8.50%	2025	236,325	3,404	200,391	7,192
October	2015		$2,000	Class XLIII	BADLAR	69.67%	2023	-	872	-	756
July, December	2017	US$	1,000	Class LIII	Fixed	6.95%	2027	170,635	2,158	144,816	4,341
December	2017	US$	750	Class LIV	Fixed	7.00%	2047	110,545	2,273	93,728	263
June	2019	US$	500	Class I	Fixed	8.50%	2029	82,938	1,861	70,327	67
July	2020	US$	543	Class XIII	Fixed	8.50%	2025	17,638	17,821	22,498	15,925
December, February	2020/21	US$	137	Class XIV	Fixed	2.00%	2023	-	27,866	-	24,649
February	2021	US$	775	Class XVI	Fixed	9.00%	2026	100,799	50,400	95,886	42,194
February	2021	US$	748	Class XVII	Fixed	9.00%	2029	158,665	3,409	134,539	-
February	2021	US$	576	Class XVIII	Fixed	7.00%	2033	115,411	-	96,356	1,836
February	2021		$4,128	Class XIX	Fixed	3.50%	2024	13,199	42	11,207	38
July (2)	2021	US$	384	Class XX	Fixed	5.75%	2032	80,227	859	68,029	1,724
January (3)	2023	US$	230	Class XXI	Fixed	1.00%	2026	47,834	119	-	-
January (4)	2023		$12,489	Class XXII	BADLAR + 3.0%	73.06%	2024	12,489	2,000	-	-

								1,222,280	173,154	1,001,886	147,591

(1)	Nominal annual Interest rate as of March 31, 2023.
(2)	As of the date of issuance of these condensed interim consolidated financial statements, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(3)	NO issued under the Frequent Issuer Program. The payment currency of these Negotiable Obligations is the Peso at the Exchange rate applicable under the terms of the series issued.
(4)	NO issued under the Frequent Issuer Program.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

23. OTHER LIABILITIES

	March 31, 2023				December 31, 2022
	Non-current		Current		Non-current	Current
Extension of concessions	1,322		1,674		3,156	1,424
Liabilities for contractual claims	19,415	(1)	8,779	(1)	146	161
Miscellaneous	-		1,290		-	774

	20,737		11,743		3,302	2,359

(1)	See Note 16.a.2) to the annual consolidated financial statements.

24. ACCOUNTS PAYABLE

	March 31, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	1,155	528,883	1,028	442,305
Guarantee deposits	139	1,032	122	926
Payables with partners of JO and other agreements	198	4,882	169	8,828
Miscellaneous	-	2,469	-	2,067

	1,492	537,266	1,319	454,126

(1)	For more information about related parties, see Note 37.

25. REVENUES

	For the three-month period ended March 31,
	2023	2022
Sales of goods and services	809,844	398,239
Government incentives (1)	10,481	3,212

	820,325	401,451

(1)	See Note 37.

The Group’s transactions and the main revenues are described in Note 6. The comparative information corresponding to the period ended March 31, 2022 has been restated as mentioned in Note 6. The Group’s revenues are derived from contracts with customers and the Group’s income is derived from National Government incentives.

●	Breakdown of revenues

Type of good or service

	For the three-month period ended March 31, 2023
	Upstream	Gas and Power	Industrialization	Commercialization	Central Administration and Others	Total
Diesel	-	-	1,261	327,074	-	328,335
Gasolines	-	-	691	170,181	-	170,872
Natural Gas (1)	-	13,632	-	58,031	-	71,663
Crude Oil	-	-	-	6,176	-	6,176
Jet fuel	-	-	13	57,214	-	57,227
Lubricants and by-products	-	-	-	27,198	-	27,198
Liquefied Petroleum Gas	-	-	-	19,738	-	19,738
Fuel oil	-	-	-	4,194	-	4,194
Petrochemicals	-	-	-	22,559	-	22,559
Fertilizers and crop protection products	-	-	-	18,962	-	18,962
Flours, oils and grains	-	-	-	6,023	-	6,023
Asphalts	-	-	147	8,169	-	8,316
Goods for resale at gas stations	-	-	-	6,407	-	6,407
Income from services	-	-	-	-	5,777	5,777
Income from construction contracts	-	-	-	-	7,494	7,494
Virgin naphtha	-	-	6,609	2,120	-	8,729
Petroleum coke	-	-	-	15,879	-	15,879
LNG Regasification	-	106	-	-	-	106
Other goods and services	8,191	6,412	1,899	7,587	100	24,189

	8,191	20,150	10,620	757,512	13,371	809,844

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

25. REVENUES (cont.)

	For the three-month period ended March 31, 2022
	Upstream	Gas and Power	Industrialization	Commercialization	Central Administration and Others	Total
Diesel	-	-	1,612	137,447	-	139,059
Gasolines	-	-	6	87,099	-	87,105
Natural Gas (1)	-	8,008	-	35,444	-	43,452
Crude Oil	-	-	-	1,250	-	1,250
Jet fuel	-	-	-	19,222	-	19,222
Lubricants and by-products	-	-	-	14,132	-	14,132
Liquefied Petroleum Gas	-	-	5	14,747	-	14,752
Fuel oil	-	-	-	4,710	-	4,710
Petrochemicals	-	-	-	13,447	-	13,447
Fertilizers and crop protection products	-	-	-	13,623	-	13,623
Flours, oils and grains	-	-	-	12,263	-	12,263
Asphalts	-	-	-	3,891	-	3,891
Goods for resale at gas stations	-	-	-	2,499	-	2,499
Income from services	-	-	-	-	2,759	2,759
Income from construction contracts	-	-	-	-	3,750	3,750
Virgin naphtha	-	-	3,442	1,025	-	4,467
Petroleum coke	-	-	-	7,135	-	7,135
LNG Regasification	-	61	-	-	-	61
Other goods and services	3,860	2,921	719	2,785	377	10,662

	3,860	10,990	5,784	370,719	6,886	398,239

(1)	Includes 59,181 and 35,533 corresponding to sales of natural gas produced by the Company for the three-month period ended March 31, 2023 and 2022, respectively.

Sales Channels

	For the three-month period ended March 31, 2023
	Upstream	Gas and Power	Industrialization	Commercialization	Central Administration and Others	Total
Gas Stations	-	-	-	330,047	-	330,047
Power Plants	-	1,142	-	20,557	-	21,699
Distribution Companies	-	-	-	2,339	-	2,339
Retail distribution of natural gas	-	7,305	-	-	-	7,305
Industries, transport and aviation	-	9,366	-	248,271	-	257,637
Agriculture	-	-	-	67,936	-	67,936
Petrochemical industry	-	-	-	30,772	-	30,772
Trading	-	-	-	45,435	-	45,435
Oil Companies	-	-	8,721	-	-	8,721
Commercialization of LPG	-	-	-	7,172	-	7,172
Other sales channels	8,191	2,337	1,899	4,983	13,371	30,781

	8,191	20,150	10,620	757,512	13,371	809,844

	For the three-month period ended March 31, 2022
	Upstream	Gas and Power	Industrialization	Commercialization	Central Administration and Others	Total
Gas Stations	-	-	-	153,176	-	153,176
Power Plants	-	949	-	14,086	-	15,035
Distribution Companies	-	-	-	1,344	-	1,344
Retail distribution of natural gas	-	4,909	-	-	-	4,909
Industries, transport and aviation	-	4,258	-	106,821	-	111,079
Agriculture	-	-	-	46,161	-	46,161
Petrochemical industry	-	-	-	19,476	-	19,476
Trading	-	-	-	20,318	-	20,318
Oil Companies	-	-	5,784	-	-	5,784
Commercialization of LPG	-	-	-	4,639	-	4,639
Other sales channels	3,860	874	-	4,698	6,886	16,318

	3,860	10,990	5,784	370,719	6,886	398,239

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

25. REVENUES (cont.)

Target Market

Sales contracts in the domestic market amounted to 717,465 and 348,938 for the three-month period ended March 31, 2023 and 2022, respectively.

Sales contracts in the international market amounted to 92,379 and 49,301 for the three-month period ended March 31, 2023 and 2022, respectively.

●	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	March 31, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	9,176	279,518	9,102	263,613
Contract assets	-	1,874	-	148
Contract liabilities	-	19,683	-	13,577

Contract assets are mainly related to the work carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of fuels, fertilizers and crop protection products, among others.

During the three-month period ended March 31, 2023 and 2022 the Group has recognized 6,027 and 3,298, respectively, in revenues from ordinary activities arising from contracts entered into with customers in the statement of comprehensive income, which have been included in the balance for contract liabilities at the beginning of the fiscal year.

26. COSTS

	For the three-month period ended March 31,
	2023	2022
Inventories at beginning of year	307,766	153,927
Purchases	263,793	122,245
Production costs (1)	406,509	181,182
Translation effect	56,444	12,758
Adjustment for inflation (2)	1,393	530
Inventories at end of the period	(389,389)	(167,500)

	646,516	303,142

(1)	See Note 27.
(2)

Corresponds to adjustment for inflation of inventories’ opening balances of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

27. EXPENSES BY NATURE

The Group presents the condensed interim consolidated financial statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the three-month period ended March 31, 2023 and 2022:

	For the three-month period ended March 31, 2023
	Production costs (3)	Administrative expenses (2)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	40,937	10,349	5,519		397	57,202
Fees and compensation for services	2,384	10,979	1,625		12	15,000
Other personnel expenses	12,156	1,170	541		16	13,883
Taxes, charges and contributions	6,420	630	36,663	(1)	-	43,713
Royalties, easements and fees	49,259	-	115		81	49,455
Insurance	3,965	212	165		-	4,342
Rental of real estate and equipment	8,004	44	461		-	8,509
Survey expenses	-	-	-		1,541	1,541
Depreciation of property, plant and equipment	131,147	1,797	4,006		-	136,950
Amortization of intangible assets	1,333	570	18		-	1,921
Depreciation of right-of-use assets	10,150	4	549		-	10,703
Industrial inputs, consumable materials and supplies	23,537	268	871		41	24,717
Operation services and other service contracts	23,794	546	2,320		404	27,064
Preservation, repair and maintenance	62,686	1,666	2,806		73	67,231
Unproductive exploratory drillings	-	-	-		1,097	1,097
Transportation, products and charges	26,575	114	23,359		-	50,048
Provision for doubtful trade receivables	-	-	595		-	595
Publicity and advertising expenses	-	2,347	895		-	3,242
Fuel, gas, energy and miscellaneous	4,162	274	2,242		36	6,714

	406,509	30,970	82,750		3,698	523,927

(1)	Includes 2,781 corresponding to export withholdings and 27,127 corresponding to Turnover Tax.
(2)

Includes 301 corresponding to fees and remunerations of Directors and Statutory Auditors of YPF’s Board of Directors. On April 28, 2023, the General Shareholders’ Meeting of YPF resolved to ratify the fees of 728 corresponding to fiscal year 2022 and to approve the sum of 1,625 as fees with respect to fees and remunerations for the fiscal year 2023.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 1,484.

	For the three-month period ended March 31, 2022
	Production costs (3)	Administrative expenses (2)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	16,310	4,416	2,542		172	23,440
Fees and compensation for services	631	5,052	702		26	6,411
Other personnel expenses	4,902	350	214		4	5,470
Taxes, charges and contributions	3,596	236	20,500	(1)	106	24,438
Royalties, easements and fees	24,315	-	46		26	24,387
Insurance	1,946	77	62		-	2,085
Rental of real estate and equipment	3,858	24	191		-	4,073
Survey expenses	-	-	-		193	193
Depreciation of property, plant and equipment	59,127	1,438	2,244		-	62,809
Amortization of intangible assets	792	378	12		-	1,182
Depreciation of right-of-use assets	5,072	3	316		-	5,391
Industrial inputs, consumable materials and supplies	10,308	97	185		5	10,595
Operation services and other service contracts	9,789	215	1,177		51	11,232
Preservation, repair and maintenance	25,867	703	650		28	27,248
Unproductive exploratory drillings	-	-	-		502	502
Transportation, products and charges	10,874	43	9,589		-	20,506
Provision for doubtful trade receivables	-	-	(81)		-	(81)
Publicity and advertising expenses	-	1,488	461		-	1,949
Fuel, gas, energy and miscellaneous	3,795	254	1,696		10	5,755

	181,182	14,774	40,506		1,123	237,585

(1)	Includes 4,015 corresponding to export withholdings and 13,282 corresponding to Turnover Tax (see Note 2.d.)).
(2)

Includes 143 corresponding to fees and remunerations of Directors and Statutory Auditors of YPF’s Board of Directors. On April 29, 2022, the General Shareholders’ Meeting of YPF resolved to ratify the fees of 482 corresponding to fiscal year 2021 and to approve the sum of 706 as fees with respect to fees and remunerations for the fiscal year 2022.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 595.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

28. OTHER NET OPERATING RESULTS

	For the three-month period ended March 31,
	2023	2022
Lawsuits	(3,181)	(1,825)
Miscellaneous	1,746	368

	(1,435)	(1,457)

29. NET FINANCIAL RESULTS

	For the three-month period ended March 31,
	2023	2022
Financial income
Interest income	8,839	4,437
Exchange differences	107,322	27,665
Financial accretion	26	8

Total financial income	116,187	32,110

Financial costs
Interest loss	(36,654)	(17,019)
Exchange differences	(82,440)	(18,422)
Financial accretion	(16,648)	(7,596)

Total financial costs	(135,742)	(43,037)

Other financial results
Results on financial assets at fair value with change in results	13,709	2,581
Results from derivative financial instruments	69	(495)
Result from net monetary position	10,229	4,246

Total other financial results	24,007	6,332

Total net financial results	4,452	(4,595)

30. INVESTMENTS IN JOINT OPERATIONS

The assets and liabilities as of March 31, 2023 and December 31, 2022, and expenses for the three-month period ended March 31, 2023 and 2022, of JO and other agreements in which the Group participates are as follows:

	March 31, 2023	December 31, 2022
Non-current assets (1)	925,273	747,447
Current assets	34,914	27,740

Total assets	960,187	775,187

Non-current liabilities	60,665	52,133
Current liabilities	110,760	91,011

Total liabilities	171,425	143,144

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO and other agreements.

	For the three-month period ended March 31,
	2023	2022
Production cost	79,226	31,770
Exploration expenses	50	51

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

31. SHAREHOLDERS’ EQUITY

The Company’s capital as of March 31, 2023, is 3,915 and 18 treasury shares represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of pesos 10 and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of March 31, 2023, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: (i) mergers, (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, (iii) transfers of all the YPF’s production and exploration rights, (iv) the voluntary dissolution of YPF; or (v) change of corporate and/or tax address outside Argentina. Items (iii) and (iv) also require prior approval by the Argentine Congress.

The General Shareholders’ Meeting was held on April 28, 2023 and approved the financial statements of YPF for the fiscal year ended December 31, 2022, and additionally, approved the following resolution in relation to the allocation of retained earnings: (i) allocate the sum of 6,215 to constitute a reserve for the purchase of treasury shares; (ii) allocate the sum of 40,000 to constitute a reserve for future dividends; and (iii) allocate the sum of 942,959 to constitute a reserve for investments.

During the three-month period ended March 31, 2023 and 2022, the Company has not repurchased its own shares.

32. EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the three-month period ended March 31,
	2023	2022
Net profit	58,566	26,603
Average number of shares outstanding	391,491,190	393,013,894
Basic and diluted earnings per share	149.60	67.69

Basic and diluted earnings per share are calculated as shown in Note 2.b.13) to the annual consolidated financial statements.

33. ISSUES RELATED TO MAXUS ENTITIES

Issues related to Maxus entities are described in Note 32 to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2023 are described below:

On April 6, 2023, the YPF Defendants, the Liquidating Trust, and Repsol, S.A., Repsol Exploración, S.A., Repsol USA Holdings LLC, Repsol E&P USA LLC, Repsol Offshore E&P USA, Inc., Perenco Trinidad & Tobago (Holdings) ETVE SLU (f/k/a Repsol E&P T&T Limited), and Repsol Services Co. (collectively, the “Repsol Defendants”), signed a settlement and release agreement (“Trust Settlement Agreement”) providing for a full release and discharge of all claims in exchange for payment of a settlement amount, subject to the satisfaction or waiver of certain conditions, including court approvals and other procedural events, as described further below.

Pursuant to the Trust Settlement Agreement, the Liquidating Trust has agreed to dismiss with prejudice all of the actions brought against the YPF Defendants and the Repsol Defendants and to provide a full release and discharge of all claims, in exchange for the payment of US$ 575 million, of which the YPF Defendants have agreed to pay US$ 287.5 million (less certain deductions), plus interest accruing from May 1, 2023 until the date of payment. The civil action pending before the New Jersey state court against the YPF Defendants (see Note 32.a.2.ii) to annual consolidated financial statements) will also be dismissed.

In addition to the Trust Settlement Agreement, the YPF Defendants and the Repsol Defendants have signed a settlement and release agreement (“Oxy Settlement Agreement”) with Occidental and various other Occidental entities, including Occidental Petroleum Corporation and Occidental Chemical Holding Corporation (together, the “Oxy Parties”). Pursuant to the Oxy Settlement Agreement, the Oxy Parties have agreed to release all claims they may possess against the YPF Defendants and the Repsol Defendants relating to the Maxus Entities, the Passaic River and other areas subject to environmental remediation.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

33. ISSUES RELATED TO MAXUS ENTITIES (cont.)

The YPF Defendants and the Repsol Defendants also entered into a settlement and covenant not to sue agreement (“Government Agreement”) with various U.S. governmental entities, including the U.S. Department of Justice (on behalf of the EPA, the Department of Interior, and the NOAA) and the States of Ohio and Wisconsin (“Governmental Parties”). The Governmental Parties have covenanted not to sue the YPF Defendants or the Repsol Defendants with respect to claims similar to those the Liquidating Trust has asserted, as well as certain claims under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA).

As noted above, the YPF Defendants’ payment to the Liquidating Trust, and the dismissal and release of actions and claims against the YPF Defendants under the aforementioned agreements, is subject to a number of conditions and procedural steps, including obtaining a final court order approving the Trust Settlement Agreement and a final court order approving the Government Agreement. The payment of the settlement amount, and effectiveness of the dismissals and releases described above, are currently expected to occur during the second half of 2023.

On April 12, 2023, the Bankruptcy Court ordered a stay of the proceedings against the YPF Defendants and the Repsol Defendants from the date of the Trust Settlement Agreement until payment and release, or termination of the agreement.

In the event the conditions and procedural steps for the consummation of the Trust Settlement Agreement are neither fulfilled nor waived by the parties, the Company, together with the YPF Defendants, will continue defending itself in compliance with the applicable legal procedures and available defenses.

34. CONTINGENT ASSETS AND LIABILITIES

34.a) Contingent assets

The Group has no significant contingent assets.

34.b) Contingent liabilities

34.b.1) Environmental claims

During the three-month period ended March 31, 2023, there were no significant updates to the environmental claims described in Note 33.b.1) to the annual consolidated financial statements.

34.b.2) Contentious claims

Contentious claims are described in Note 33.b.2) to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2023 are described below:

•

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) – Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”)

On March 31, 2023, the District Court granted YPF’s motion for summary judgment and denied Plaintiffs’ motion for summary judgment as to YPF in its entirety. The District Court found that YPF has no contractual liability and owes no damages for breach of contract to Plaintiffs, and accordingly dismissed Plaintiffs’ claims against YPF. The District Court denied the Republic’s motion for summary judgment, and the proceedings will continue as between Plaintiffs and the Republic. Plaintiffs may seek to appeal the District Court’s ruling as to YPF or seek to reassert claims previously dismissed against YPF, in each case in accordance with applicable procedural rules. If so, YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

The Company will continue to reassess the status of the litigation and its possible impact on the results and financial situation of the Group, as needed.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

35. CONTRACTUAL COMMITMENTS

35.a) Extension of concessions and exploration permits

The most relevant agreements, exploitation concessions and exploration permits that took place in the year ended December 31, 2022 are described in Note 34.a) to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2023 are described below:

•	Offshore exploration permits CAN 102

On March 7, 2023, by SE Resolution No. 123/2023 Equinor Argentina AS (Argentina Branch) and YPF obtained a new 1-year extension of the first exploratory period of the exploration permit awarded over CAN 102 area, extending the expiration of the permit until November 2025.

35.b) Project investment and assignment agreements

The most relevant project investment and assignment agreements are described in Note 34.b) to the annual consolidated financial statements. During the three-month period ended March 31, 2023, there were no significant transactions.

36. MAIN REGULATIONS

36.a) Regulations applicable to the hydrocarbon industry

During the three-month period ended March 31, 2023, there were no significant updates to the regulatory framework described in Note 35.a) to the annual consolidated financial statements.

36.b) Regulations applicable to the liquid hydrocarbon and refined products

Updates to the regulatory framework described in Note 35.b) to the annual consolidated financial statements for the three-month period ended March 31, 2023, are described below:

On March 28, 2023, SE Resolution No. 175/2023 was published in the BO, creating a special regime for the registration of crude petroleum oils and oils obtained from bituminous minerals through cross-border oil pipelines. In order to obtain the export permit, companies will be required to prove to the SSHyC that the respective export does not affect domestic market supply. The permit shall indicate the export volume authorized for a minimum term of 1 year from the date the permit was granted.

36.c) Regulations applicable to the natural gas, LNG and LPG

Updates to the regulatory framework described in Notes 35.c.1), 35.c.2), 35.c.3) and 35.c.4) to the annual consolidated financial statements for the three-month period ended March 31, 2023, are described below:

36.c.1) Regulatory requirements applicable to natural gas distribution

Tariff schemes and tariff renegotiations

On April 28, 2023, ENARGAS Resolution No. 190/2023 was published in the BO, approving the new transition tariff schemes to be applied by Metrogas to consumption from April 2023.

36.d) Regulations applicable to the electric power generation

During the three-month period ended March 31, 2023, there were no significant updates to the regulatory framework described in Note 35.c.5) to the annual consolidated financial statements.

36.e) Incentive programs for hydrocarbon production

During the three-month period ended March 31, 2023, there were no significant updates to the regulatory framework described in Note 35.d) to the annual consolidated financial statements.

36.f) Tax Regulations

During the three-month period ended March 31, 2023, there were no significant updates to the regulatory framework described in Note 35.e) to the annual consolidated financial statements.

36.g) Custom Regulations

Updates to the regulatory framework described in Note 35.f) to the annual consolidated financial statements for the three-month period ended March 31, 2023, are described below:

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

36. MAIN REGULATIONS (cont.)

•	Customs collections

On March 29, 2023 AFIP General Resolution No. 5,339/2023 was published in the BO, suspending, until December 31, 2023, the application of exclusion certificates from the income tax and VAT collection regimes for final imports of goods.

In addition, in order to calculate income tax prepayments, collections as a result of the said suspension may no longer be computed, and in certain cases, computing VAT collections is temporarily restricted.

36.h) BCRA Regulations

Updates to the regulatory framework described in Note 35.g) to the annual consolidated financial statements for the three-month period ended March 31, 2023 are described below:

On April 20, 2023, Communication “A” 7,746 established that in order to access the Foreign Exchange Market, the prior consent of the BCRA is required until December 31, 2023, for payments of interest on financial debts for imports of goods and services and financial loans with foreign related companies. Additionally, it extended the restriction term for previous and subsequent access to the Foreign Exchange Market to 180 days for transactions in securities from April 21, 2023, maintaining the 90-day term for transactions in securities issued under Argentine law.

36.i) CNV Regulatory Framework

Information requirements as clearing and settlement Agent and Trading Agent

As of the date of issuance of these condensed interim consolidated financial statements, the Company is registered in the CNV under the category “Settlement and Clearing Agent and Trading Agent - Direct Participant”, record No. 549. Considering the Company’s business and the CNV Rules, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

In accordance with the regulations to the CNV, the Company is subject to the provisions of Section 5 c), Chapter II, Title VII of the regulations to the CNV, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV rules, as of March 31, 2023, the equity of the Company exceeds the minimum equity required by such Rules, which amounts to 103.

Documentation keeper

According to the dispositions established in Article 48, Section XII, Chapter IV, Title II of the CNV’s regulations, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

-	AdeA Administradora de Archivos S.A., located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

-	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

-	Custodia Archivos del Comahue S.A., Parque Industrial Este, Block N Plot 2 - Capital of Neuquén, Province of Neuquen.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3, Section I, Chapter V, Title II of the CNV rules.

General Resolution No. 941/2022

On October 28, 2022, CNV General Resolution No. 941/2022 was published in the BO, which introduced certain provisions for issuers whose functional currency differs from the local legal currency in Argentina, which for their own transactions develop presentation and disclosure accounting policies in which the translation differences originated in the retained earnings and reserves accounts are filed in line with the items originating them. The Group is evaluating the effects of this regulation.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

36. MAIN REGULATIONS (cont.)

In this respect, as established in Article 5, Chapter III, Title IV, of the CNV rules, the table below discloses the translation effect originated in the accounts of “Capital”, “Adjustment to capital”, “Treasury shares” and “Adjustment to treasury shares” of the equity:

	For the three-month period ended March 31,
	2023	2022
Balance at the beginning of the fiscal year	686,343	393,570
Other comprehensive income	124,873	32,605

Balance at the end of the period	811,216	426,175

In addition, as of March 31, 2023 and 2022, the translation effect corresponding to the “Issuance premiums” account amounts to 132,998 and 70,343, respectively, and is included within “Other comprehensive income”. As of March 31, 2023 and 2022, the translation effect corresponding to the accounts “Share-based benefit plans”, “Acquisition cost of treasury shares” and “Share trading premium” amounts to (9,310) and (4,096), respectively, and is included within “Other comprehensive income”.

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the table below shows the balances with associates and joint ventures as of March 31, 2023:

	March 31, 2023
	Other receivables	Other receivables	Trade receivables	Investment in financial assets	Accounts payable
	Current	Non-Current	Current	Non-Current	Current
Joint Ventures:
Profertil	-	-	1,841	-	2,198
MEGA	-	-	8,842	-	38
Refinor	-	-	2,479	-	138
Y-GEN Eléctrica S.A.U. (1)	-	-	-	-	-
YPF EE	793	-	1,312	731	9,860
OLCLP	40	-	-	-	470
Sustentator	-	-	-	-	-
OTA	1	-	14	-	819

	834	-	14,488	731	13,523

Associates:
CDS	-	-	2	-	-
YPF Gas	215	-	1,703	-	369
Oldelval	-	4,275	6	-	2,423
Termap	-	-	-	-	662
GPA	-	-	-	-	848
Oiltanking	-	-	1	622	948
Gas Austral	-	-	65	-	2

	215	4,275	1,777	622	5,252

	1,049	4,275	16,265	1,353	18,775

(1)	Company merged with YPF EE as of January 1, 2023.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The information detailed in the table below shows the balances with associates and joint ventures as of December 31, 2022:

	December 31, 2022
	Other receivables	Other receivables	Trade receivables	Investment in financial assets	Accounts payable
	Current	Non-Current	Current	Non-Current	Current
Joint Ventures:
Profertil	-	-	1,382	-	2,171
MEGA	-	-	7,498	-	113
Refinor	-	-	2,345	-	446
Y-GEN Eléctrica S.A.U. (1)	-	-	73	-	-
YPF EE	751	-	1,126	-	7,088
OLCLP	31	-	-	-	425
Sustentator	-	-	-	-	4
OTA	-	-	-	-	54

	782	-	12,424	-	10,301

Associates:
CDS	-	-	1	-	-
YPF Gas	269	-	1,575	-	457
Oldelval	3,222	-	3	-	1,914
Termap	-	-	-	-	461
GPA	-	-	-	-	293
Oiltanking	-	-	1	-	688
Gas Austral	-	-	52	-	1

	3,491	-	1,632	-	3,814

	4,273	-	14,056	-	14,115

(1)	Company merged with YPF EE as of January 1, 2023.

The information detailed in the table below shows the transactions with associates and joint ventures for the three-month period ended March 31, 2023 and 2022:

	For the three-month period ended March 31,
	2023			2022
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint Ventures:
Profertil	3,249	7,441	-	1,764	5,174	-
MEGA	9,929	27	-	5,730	51	1
Refinor	4,322	1,194	-	4,130	801	-
Y-GEN Eléctrica S.A.U. (1)	-	-	-	-	-	-
YPF EE	909	6,539	-	612	3,270	-
OLCLP	75	663	-	34	272	-
Sustentator	-	-	-	-	1	-
OTA	14	94	-	1	61	-

	18,498	15,958	-	12,271	9,630	1

Associates:
CDS	1	-	-	-	-	-
YPF Gas	2,613	354	115	1,670	195	-
Oldelval	18	3,171	8	21	1,242	-
Termap	-	1,149	-	-	461	-
GPA	-	853	-	-	488	-
Oiltanking	4	1,332	-	2	572	-
Gas Austral	141	1	1	151	-	-

	2,777	6,860	124	1,844	2,958	-

	21,275	22,818	124	14,115	12,588	1

(1)	Company merged with YPF EE as of January 1, 2023.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances		Transactions
		Receivables / (Liabilities)		Income / (Costs)
		March 31, 2023	December 31, 2022	For the three-month period ended March 31,
Customers / Suppliers	Ref.			2023	2022
SGE	(1) (14)	8,713	12,724	1,825	1,695
SGE	(2) (14)	1,127	1,654	181	195
SGE	(3) (14)	167	167	-	-
SGE	(4) (14)	1,344	1,169	189	92
SGE	(5) (14)	6,813	6,813	-	-
Ministry of Transport	(6) (14)	939	1,453	1,561	1,230
AFIP	(7) (14)	6,725	6,744	6,725	-
CAMMESA	(8)	30,535	19,178	19,976	13,671
CAMMESA	(9)	(388)	(687)	(645)	(483)
ENARSA	(10)	11,456	12,522	1,122	586
ENARSA	(11)	(19,356)	(17,149)	(113)	(52)
Aerolíneas Argentinas S.A.	(12)	13,981	15,823	20,358	8,001
Agua y Saneamientos Argentinos S.A.	(13)	1,626	1,700	-	-

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028. See Note 35.d.1) to the annual consolidated financial statements.
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks. See Note 35.d.2) to the annual consolidated financial statements.
(3)	Benefits for recognition of the financial cost generated by payment deferral by providers of the distribution service of natural and undiluted propane gas through networks.
(4)	Procedure to compensate for the lower income that Natural Gas Piping Distribution Service Licensed Companies receive from their users for the benefit of Metrogas.
(5)	Compensation by Decree 1,053/2018. See Note 35.c.1) to the annual consolidated financial statements.
(6)	The compensation for providing diesel to public transport of passengers at a differential price.
(7)	Benefits of the RIAIC. See Note 35.e.3) to the annual consolidated financial statements.
(8)	The provision of fuel oil, diesel and natural gas.
(9)	Purchases of electrical energy.
(10)	Sale of natural gas and provision of regasification service of LNG and construction inspection service.
(11)	The purchase of natural gas and crude oil.
(12)	The provision of jet fuel.
(13)	Sale of assets held for disposal.
(14)	Income from incentives recognized according to IAS 20. See Note 2.b.11) to the annual consolidated financial statements.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Note 15 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

On the other hand, the Group holds Bonds of the Argentine Republic 2029 and 2030 identified as investments in financial assets at fair value with changes in results, and Treasury Bills and Bonds identified as investments in financial assets at amortized cost. See Note 15.

Furthermore, YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”). During the three-month period ended March 31, 2023 and 2022, YPF and CHNC carried out transactions, among others, the purchases of crude oil by YPF for 28,168 and 10,041, respectively. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of March 31, 2023 and December 31, 2022 amounts to 10,610 and 8,175, respectively. See Note 36 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The table below discloses the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice Presidents, managers with executive functions appointed by the Board of Directors, for the three-month period ended March 31, 2023 and 2022:

	For the three-month period ended March 31,
	2023	2022
Short-term employee benefits (1)	846	321
Share-based benefits	54	40
Post-retirement benefits	31	17
Termination benefits	112	104

	1,043	482

(1)	Does not include Social Security contributions of 193 and 68 for the three-month period ended March 31, 2023 and 2022, respectively.

38. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 2.b.10) to the annual consolidated financial statements describes the main characteristics and accounting treatment for employee benefit plans and similar obligations implemented by the Group.

Retirement plan

The amount charged to expense related to the Retirement Plan was 239 and 173 for the three-month period ended March 31, 2023 and 2022, respectively.

Objective performance bonus programs and performance evaluation programs

The amount charged to expense related to the bonus programs for objectives and performance evaluation was 4,577 and 1,418 for the three-month period ended March 31, 2023 and 2022, respectively.

Share-based benefit plans

The amount charged to expense in relation with the share-based plans was 109 and 53 to be settled in equity instruments, and 623 and 142 to be settled in cash, for the three-month period ended March 31, 2023 and 2022, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

39. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	March 31, 2023				December 31, 2022
	Amount in currencies other than the peso		Exchange rate in force (1)	Total	Amount in currencies other than the peso		Exchange rate in force (1)	Total
Non-current assets
Other receivables
U.S. dollar	38		208.61	7,946	19		176.96	3,436
Bolivian peso	7		29.97	209	7		25.43	177
Trade receivables
U.S. dollar	-	(2)	208.61	51	-	(2)	176.96	6
Investments in financial assets
U.S. dollar	163		208.61	33,916	202		176.96	35,664

Total non-current assets				42,122				39,283

Current assets
Other receivables
U.S. dollar	121		208.61	25,340	190		176.96	33,631
Euro	-	(2)	226.15	23	2		189.26	336
Real	7		41.10	288	9		33.94	305
Chilean peso	12,296		0.26	3,197	12,424		0.21	2,609
Pound sterling	-		-	-	1		214.30	156
Trade receivables
U.S. dollar	573		208.61	119,529	598		176.96	105,764
Euro	-	(2)	226.15	22	-	(2)	189.26	4
Chilean peso	12,646		0.26	3,288	18,829		0.21	3,954
Real	47		41.10	1,932	38		33.94	1,290
Investments in financial assets
U.S. dollar	201		208.61	41,903	171		176.96	30,229
Cash and cash equivalents
U.S. dollar	362		208.61	75,588	374		176.96	66,100
Chilean peso	1,138		0.26	296	1,829		0.21	384
Real	17		41.10	699	12		33.94	407

Total current assets				272,105				245,169

Total assets				314,227				284,452

Non-current liabilities
Provisions
U.S. dollar	2,034		209.01	425,111	2,454		177.16	434,810
Real	10		41.10	411	10		33.94	339
Lease liabilities
U.S. dollar	267		209.01	55,850	272		177.16	48,224
Loans
U.S. dollar	6,044		209.01	1,263,262	5,834		177.16	1,033,550
Real	2		41.10	82	4		33.94	136
Other liabilities
U.S. dollar	99		209.01	20,737	19		177.16	3,302
Accounts payable
U.S. dollar	4		209.01	863	4		177.16	732

Total non-current liabilities				1,766,316				1,521,093

Current liabilities
Provisions
U.S. dollar	453		209.01	94,663	133		177.16	23,550
Income tax
Real	5		41.10	206	5		33.94	170
Taxes payable
Chilean peso	4,250		0.26	1,105	4,495		0.21	944
Real	7		41.10	288	6		33.94	204
Salaries and social security
U.S. dollar	11		209.01	2,261	11		177.16	1,862
Real	1		41.10	41	1		33.94	34
Lease liabilities
U.S. dollar	298		209.01	62,220	294		177.16	52,056
Loans
U.S. dollar	1,070		209.01	223,601	1,024		177.16	181,477
Chilean peso	2,762		0.26	718	2,519		0.21	529
Real	46		41.10	1,891	57		33.94	1,934
Other liabilities
U.S. dollar	56		209.01	11,743	13		177.16	2,359
Accounts payable
U.S. dollar	1,126		209.01	235,383	1,147		177.16	203,236
Euro	22		227.11	4,942	21		189.92	4,033
Chilean peso	4,742		0.26	1,233	4,281		0.21	899
Pound sterling	-	(2)	257.72	61	-	(2)	214.30	95
Yen	150		1.57	236	150		1.35	203
Swiss franc	-	(2)	228.75	106	-	(2)	191.69	69
Real	45		41.10	1,861	36		33.94	1,231

Total current liabilities				642,559				474,885

Total liabilities				2,408,875				1,995,978

(1)	Exchange rate in force at March 31, 2023 and December 31, 2022 according to BNA.
(2)	Registered value less than 1.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2023 AND COMPARATIVE INFORMATION (UNAUDITED)

40. SUBSEQUENT EVENTS

On April 25, 2023, the Company issued the following NOs:

-

NO Class XXIII denominated in dollars and payable in pesos maturing in 24 months to be integrated mainly in cash and in Pesos at payment exchange rate in a principal amount of US$ 147 million at a price of US$ 111 per each US$ 100 of nominal value. This NO doesn’t accrue interest.

-

NO Class XXIV denominated in dollars and payable in pesos accruing interest at a fixed rate of 1% maturing in 48 months to be integrated mainly in cash and in Pesos at payment exchange rate in a principal amount of US$ 38 million.

-

Additional NO Class XXII denominated in pesos accruing interest at a variable rate maturing on July 18, 2024 payable in cash and in Pesos in a principal amount of 3,273 at a price of US$ 103.7 per each US$ 100 of nominal value.

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other significant subsequent events whose effect on the Group’s shareholders’ equity, the net comprehensive income or their disclosure in notes to the financial statements for the period ended as of March 31, 2023, should have been considered in such financial statements under IFRS.

PABLO GERARDO GONZÁLEZ President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 18, 2023	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer